SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Education Lending Group, Inc.
(Name of Subject Company)

CIT ELG Corporation
CIT Group Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Share
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Peter D. Lyons
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$377,398,083.15	$44,419.76

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $19.05, the per share tender offer price, by 19,810,923, the sum of the 17,832,052 currently outstanding shares of Common Stock sought in the Offer and the 1,978,871 shares of Common Stock subject to vested options and warrants as of December 31, 2004.

**	Calculated as 0.011770% of the transaction value.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $44,419.76	Filing Party: CIT ELG Corporation
	Form or Registration No.: Schedule TO-T	Date Filed: January 14, 2005

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X|	third-party tender offer subject to Rule 14d-1.
[_]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on January 21, 2005 (as so amended, the “Schedule TO”) by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005 (the “Offer to Purchase”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction

        The word “Certain” in the phrase “Certain U.S. Federal Income Tax Consequences” appearing in the Table of Contents on page i of the Offer to Purchase is replaced with “Material”.

        The word “Certain” in the last sentence of the first paragraph on page 2 of the Offer to Purchase is replaced with “Material”.

        The first sentence under the heading “Terms of the Offer; Expiration Date” on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the satisfaction of the conditions of the Offer, or the waiver of any of the conditions of the Offer other than the HSR Condition, (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4) on or prior to the Expiration Date.”

        The first paragraph under the heading “Acceptance for Payment and Payment for Shares” on page 5 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the satisfaction of the conditions of the Offer, or the waiver of any of the conditions of the Offer other than the HSR Condition, (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date promptly after the Expiration Date. Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the

Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the Offer Consideration or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. See Sections 1 and 15. If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1.”

        The second sentence of the third paragraph under the heading “Acceptance for Payment and Payment for Shares” on page 5 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the satisfaction of the conditions of the Offer, or the waiver of any of the conditions of the Offer other than the HSR Condition, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.”

        The third sentence of the first paragraph following the subheading “Determination of Validity” on page 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Purchaser also reserves the absolute right to waive any condition of the Offer with respect to all tenders of Shares to the extent permitted by applicable law and the Merger Agreement or to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders.”

        The word “Certain” in the heading “Certain U.S. Federal Income Tax Consequences” on page 9 of the Offer to Purchase is replaced with “Material”.

        The phrase “The following is a summary of” beginning the first sentence of the first paragraph following the heading “Material U.S. Federal Income Tax Consequences” on page 9 of the Offer to Purchase is hereby replaced with the phrase “This discussion describes”.

        The third sentence of the first paragraph under the subheading “Certain Projected Financial Data of the Company” on page 10 of the Offer to Purchase is hereby amended and restated in its entirety:

“The Company has advised Parent and Purchaser that these projections were prepared by the Company’s management based on numerous assumptions, including, among others, the absence of any significant change in governmental regulation of the education lending industry and projections of loan originations.”

        The paragraph immediately preceding the heading “Certain Legal Matters and Regulatory Approvals” appearing on page 26 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and must be satisfied or waived (other than the HSR Condition, which condition may not be waived) prior to the expiration of the Offer. The foregoing conditions may be asserted by Purchaser or Parent prior to the expiration of the Offer regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion. The failure by Parent or Purchaser at any time prior to the expiration of the Offer to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.”

Item 11. Additional Information

        The third sentence of the second-to-last paragraph on page 11 of the Offer to Purchase is hereby deleted.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2005

CIT ELG CORPORATION

By: /s/ Robert J. Ingato
Name: Robert J. Ingato
Title: Executive Vice President and
General Counsel

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2005

CIT GROUP INC.

By: /s/ Robert J. Ingato
Name: Robert J. Ingato
Title: Executive Vice President and
General Counsel